November 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Acceleration Request of Aspire Real Estate Investors, Inc.
Registration Statement on Form S-11 (File No. 333-249285)

Dear Mr. Regan:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed copies of the Preliminary Prospectus, dated November 6, 2020, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

Pursuant to Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Aspire Real Estate Investors, Inc., a Maryland corporation, for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on Monday, November 16, 2020, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
B. RILEY SECURITIES, INC.
WELLS FARGO SECURITIES, LLC
BMO CAPITAL MARKETS CORP.
as representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Eric Rosenblum
Name:	Eric Rosenblum
Title:	Vice President

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name:	Jimmy Baker
Title:	EVP, Head of Capital Markets

WELLS FARGO SECURITIES, LLC

By:	/s/ Elizabeth Alvarez
Name:	Elizabeth Alvarez
Title:	Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
Name:	Eric Benedict
Title:	Managing Director, Equity Capital Markets

[Signature Page to Acceleration Request]